John Banes 020 7418 1317 John.Banes@DPW.COM	99 Gresham Street London EC2V 7NG 020 7418 1300 FAX 020 7418 1400	New York Menlo Park Washington, D.C. Paris Frankfurt Madrid Tokyo Beijing Hong Kong

December 15, 2008

Re:	Lloyds TSB Group plc Form 20-F filed 5 June 2008 File number: 001-15246

Mr. John P. Nolan
Division of Corporation Finance
Securities an Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America

Dear Mr. Nolan:

I am writing further to our conversation last Thursday regarding the comment letter from the Division of Corporation Finance dated December 5, 2008 to Lloyds TSB Group plc (the “Company”).

As we discussed, the Company is currently preparing its response but requests an extension of 30 days beyond the original 10-business day reply period to allow it to consider properly its response to the staff’s comments.  Accordingly, the Company anticipates that it will be in a position to submit its response by January 16, 2009.  I understand from our conversation that the staff would be agreeable to this request and would be grateful if you could advise me should this not be the case.

We also wanted to bring to your attention that future correspondence with the Company may be addressed to Tim Tookey, Group Finance Director, as Helen Weir has moved to the position of Group Executive Director of UK Retail Banking.

We are grateful for your assistance in this matter.  Please do not hesitate to contact me should you have any questions.

Yours sincerely,

/s/ John W. Banes
John W. Banes

cc:	Mr. Edwin Adames Senior Staff Accountant - Division of Corporation Finance

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ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.